NORTHWEST OIL & GAS TRADING COMPANY, INC.
4650 Wedekind Road, Suite #2
Sparks, Nevada 89431

April 4, 2019

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Karina Dorin, Staff Attorney

Re: Northwest Oil & Gas Trading Company, Inc.
Registration Statement on Form S-1 Filed December 27, 2018
File No. 333-229036

Ladies and Gentlemen,

Northwest Oil & Gas Trading Company, Ltd. (the “Company”), hereby furnishes herewith the following correspondence in connection with the Company’s filing today of Amendment No.2 (the “Amendment”) to the Company’s Registration Statement initially filed on Form S-1 filed on December 27, 2018, as amended. Set forth below in bold you will find copies of the Staff’s comments from its letter dated March 26, 2019, as well as oral comments received from Staff telephonically on March 26, 2019, and thereafter the Company’s responses to each comment.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary

Implications of Being an Emerging Growth Company, page 6

1. We note you have elected not to use the extended transition period for complying with new or revised accounting standards under Section 107(b). Please include a statement that the election is irrevocable.

Response: We have included a statement that the Company’s election is irrevocable.

Risk Factors, page 9

2. Your response to prior comment one indicates that you made revisions to clarify that you have not yet established proven oil and gas reserves. However, your revised disclosure describes possible reserves, which is a defined term under Item 4-10(a) (17) of Regulation S-X. Further revise or expand these disclosures to clearly indicate, if true, that you have not established oil and gas reserves of any type as defined in Rule 4-10(a) of Regulation S-X. As previously requested, please also make corresponding revisions to your accounting policies on pages 47, 48 and F-15.

Response: We have clarified that the Company has no proven oil and gas reserves in this risk factor and also revised our accounting policies on pages 47, 48 and F-15.

Note 3. Oil and Gas Leases, page F-18

3. We note you made certain revisions in response to prior comment seven which did not fully address key aspects of the disclosure requirements. Please revise your filing to address the disclosures required by Item 4-10(c)(7)(ii) of Regulation S-X.

Response: We have made further revisions to this Note to address disclosures required by Item 4-10(c)(7)(ii) of Regulation S-X.

Oral Comments

11. Please revise the heading of the risk factor entitled “because we will be subject to penny stock rules once our shares are quoted ….” on page 22 to clarify that your stock is a penny stock and its status as a penny stock is not tied to being quoted on the OTCBB.

Response: We have revised this risk factor heading to clarify that our stock is a penny stock and its status as a penny stock will not be tied to being quoted on the OTCBB.

Please advise us if you have any further questions or comments.

Respectfully submitted,

/s/ Joachim Haas
Joachim Haas
Chief Executive Officer,
President

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